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06032427

APR 14 2006

ALLIED BANCSHARES
INCORPORATED

2005 ANNUAL REPORT

ALLIED BANCSHARES
INCORPORATED

April 5, 2006

To Our Shareholder:

Allied Bancshares, Inc. and its subsidiary, First National Bank of Forsyth County, are pleased to present our 2005 Annual Report. Our first two years of operations were busy and successful. The level of deposits and loans, the core components of a strong financial institution, increased significantly. The strong growth of both Bank locations in Forsyth and Hall counties reflects the strong economic conditions in these North Atlanta locations and the need in the community for a locally owned community bank. We have exceeded our aggressive goals set for the first two years of operation, which ended April 5, 2006.

Allied Bancshares, Inc. ended fiscal year 2005 with total assets of $128,000,000, total loans of $107,000,000, and total deposits of $113,000,000. The Bank has funded its allowance for loan losses at 1.29% of outstanding loans, although the Bank enjoys excellent loan quality.

Earnings for 2005 were $798,000 or $.53 per average share outstanding. The Bank became cumulatively profitable in February 2006 although many de novo banks become profitable in their third year of operation.

We remain committed to our operating principles of square dealing, treating customers like we, ourselves, want to be treated, and offering the best quality service at a fair price. To accomplish this, we attempt to hire the best and brightest people who put the customer first so as to maximize shareholder value. The Bank offers a variety of loan and deposit products to small and medium size businesses, professional concerns, and individuals located in, or conducting a substantial portion of their business in, the Bank's primary market areas.

Looking forward to 2006, we expect economic conditions will enable the company to continue its growth and expansion. Forsyth and Hall counties are two of the nation's fastest growing counties, and among the wealthiest in the state of Georgia. We think the Bank is well positioned to benefit from these two outstanding markets.

We are pleased with our growth in 2005. This success is not only attributable to the markets we serve and our desire to provide quality service, but your continued support and the dedication of our Board of Directors, officers and staff.

Sincerely,

Andrew K. Walker
President and Chief Executive Officer

BOARD OF DIRECTORS

Charles Y. Allgood, Vice-Chairman and Chief Executive Officer of Alliance Bancshares, Inc. and Alliance National Bank

Brent H. Baker, Sr., President of Brent Baker, Inc.

Carl E. Hansson, Chairman and Chief Executive Officer of The Sports Section, Inc.

Peter L. Gatti, Vice President and co-owner of Fax Tax, Inc. and E-Tax, Inc.

Jim P. Meadows, retired

Jackson P. Turner, Chairman and President of C.C. Financial, Inc. and Chairman of Alliance Bancshares, Inc. and Alliance National Bank

John S. Martin, III, President of Georgia Link Public Affairs Group

Andrew K. Walker, President and Chief Executive Officer of Allied Bancshares, Inc.

EXECUTIVE OFFICERS

Andrew K. Walker, President and Chief Executive Officer
Sam R. Story, III, Vice President and Chief Lending Officer
Richard E. Bell, Vice President, Secretary and Chief Financial Officer

MARKET FOR THE BANK'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

As of December 31, 2005, there were approximately 612 shareholders of record of the Company's common stock. There is no established trading market for the Company's common stock. The Company has 1,502,000 shares of its common stock outstanding as of December 31, 2005. The Bank has not paid and does not anticipate paying dividends on its common stock in the immediate future. Certain regulatory requirements restrict the amount of dividends that can be paid by the Bank without obtaining the prior regulatory approval of the Office of the Comptroller of the Currency. No assurances can be given that the Bank will declare dividends, or if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

ALLIED BANCSHARES, INC

Management's Discussion and Analysis

of Financial Condition and Results of Operations

2005 and 2004

ALLIED BANCSHARES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Financial Information and Statistical Data

The following discussion reviews the results of operations of Allied Bancshares, Inc. (the "Company") and assesses its financial condition. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements included or incorporated by reference in this report. Reference should be made to those statements and the selected financial data presented elsewhere or incorporated by reference in this report for an understanding of the following discussion and analysis. Historical results of operations and any trends which may appear are not necessarily indicative of the results to be expected in future years.

SELECTED FINANCIAL DATA

(Dollars in thousands except per share data)

	2005	2004
FOR THE YEAR		
Net interest income including loan fees	$ 3,936	$ 1,154
Provision for loan losses	720	655
Non-interest income	285	57
Non-interest expense	3,192	1,804
Net earnings (loss)	798	(1,248)
PER COMMON SHARE		
Basic earnings (loss)	0.53	(0.83)
Diluted earnings	0.51	N.A.
Cash dividends declared	0	0
Book value	9.51	8.87
AT YEAR END		
Loans, gross	106,793	52,424
Earnings assets	121,658	60,815
Total assets	127,864	66,171
Total deposits	113,021	52,725
Shareholders' equity	14,212	13,313
Common shares outstanding	1,502	1,500
AVERAGE BALANCES		
Loans, gross	77,896	20,573
Earnings assets	92,899	27,230
Assets	97,838	33,453
Deposits	84,490	21,533
Stockholders' equity	13,516	7,924
Weighted average shares outstanding	1,501	1,500
KEY PERFORMANCE RATIOS		
Return on average assets	0.82%	-3.73%
Return on average stockholders' equity	5.90%	-15.75%
Net interest margin	4.24%	4.26%
Average equity to average assets	13.81%	2.37%

Forward Looking Statements

This discussion contains forward-looking statements under the private Securities Litigation Reform Act of 1995 that involve risk and uncertainties. Although the Company believes that the assumptions underlying the forward-looking statements contained in the discussion are reasonable, any of the assumptions could be inaccurate. Factors that could cause actual results to differ from results discussed in forward-looking statements include, but are not limited to: economic conditions (both generally and in the markets where the Company operates); competition from other providers of financial services offered by the Company; government regulations and legislation; changes in interest rates; and material unforeseen changes in the financial stability and liquidity of the Company's credit customers. All these factors are difficult to predict and may be beyond the control of the Company. The Company undertakes no obligation to revise forward-looking statements to reflect events or changes after the date of this discussion or to reflect the occurrence of unanticipated events.

Executive Overview

Allied Bancshares, Inc., headquartered in Cumming, Georgia, consists of a single subsidiary bank, First National Bank of Forsyth County (the "Bank"), with approximately $128 million in total consolidated assets as of December 31, 2005. The Bank focuses on strong asset quality and a growth strategy which has resulted in sustained month to month profitability in less than two years after commencing business operations on April 5, 2004. As a bank holding company, the results of operations are almost entirely dependent on the results of operations of our subsidiary bank.

Like most community banks, the majority of our income is derived from interest received on our loans and investments. The primary source of funds for making these loans and investments is our deposits, on which interest is paid. Approximately 93% of total deposits are interest-bearing. Consequently, one of the key measures of success is the amount of net interest income, or the difference between the income on interest-earning assets, such as loans and investments, and the expense on interest-bearing liabilities, such as deposits and borrowings. Another key measure is the spread between the yield earned on these interest-earning assets and the rate paid on our interest-bearing liabilities, which is called our net interest spread.

There are risks inherent in all loans, so an allowance for loan losses is maintained to absorb potential losses on existing loans that may become uncollectible. The allowance is maintained by charging a provision for loan losses against our operating earnings for each period. A detailed discussion of this process, as well as several tables describing our allowance for loan losses, is included below.

In addition to earning interest on loans and investments, income is earned through fees and other charges to our customers. A discussion of the various components of this noninterest income, as well as noninterest expense, is included herein.

The following discussion and analysis also identifies significant factors that have affected the Company's financial position and operating results during the periods included in the financial statements accompanying this report. We encourage you to read this discussion and analysis in conjunction with our financial statements and the other statistical information included and incorporated by reference in this report.

We measure and monitor the following factors as key indicators of our financial performance:

Net income:

- Earnings per share
- Loan and deposit growth
- Credit quality

Financial performance for the year ended December 31, 2005 versus the year ended December 31, 2004:

- Net income of $798,000 million versus a loss of $1,154,000
- Diluted earnings per share of $0.51 compared to $(.83)
- Net interest margin of 4.24% compared to 4.26%
- Loan growth of $54.4 million or 104%

- Deposit growth of $60.3 million or 114%
- Return on average assets of 0.82% compared to (3.73)%
- Return on average equity of 5.90% compared to (15.75)%
- Nonperforming assets ratio of 0% in each period
- Net charge-off ratio of 0% each period

Effect of Economic Trends

During the two years ended December 31, 2005 the Bank's rates on both short-term or variable rate interest-earning assets and short-term or variable rate interest-bearing liabilities increased primarily as a result of the actions taken by the Federal Reserve. During substantially all of 2004, the financial markets operated under historically low interest rates. Market observers believe that as a result of the Congressional economic stimulus plan approved in 2003 the economy began to show signs of strengthening in 2004 as the bank began operations. This economic strengthening resulted in the Federal Reserve increasing the short-term interest rates 13 times from June 2004 through December 31, 2005. These increases increased short-term rates by 125 basis points during 2004 and by 200 basis points during 2005. In 2006, as of the date of this report, the Federal Reserve had raised the short-term interest rate by 50 basis points. Many economists believe that the Federal Reserve will continue to increase rates during 2006. The pace of increases will be dependent economic factors, particularly the strength of inflationary forces in the economy.

The specific economic and credit risks associated with the Bank's loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market areas, general real estate market deterioration, interest rate fluctuations, deteriorated collateral, title defects, inaccurate appraisals, and financial deterioration of borrowers. Construction and development lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, real estate values and employment trends in our market areas have remained stable. The general economy and loan demand have grown steadily during the operation of the bank in 2004 and 2005. The Bank's growth has been robust and not significantly impacted by any adverse economic conditions.

Critical Accounting Policies

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the notes to our consolidated financial statements as of December 31, 2005 included in this report. Certain accounting policies require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. The determination of the Bank's allowance for loan losses and provision for income taxes have been identified as critical accounting policies.

The allowance for loan losses is our most significant judgment and estimate used in the preparation of the Company's consolidated financial statements. The allowance for loan losses is an amount that management believes will be adequate to absorb potential losses in the loan portfolio. The calculation is an estimate of the amount of loss in the loan portfolio of the subsidiary bank. Loans are charged off to the extent they are deemed to be uncollectible The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Such estimates may be subject to frequent adjustments by management and reflected in the provision for loan losses in the periods in which they become known.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require additions to the allowance based on their judgment about information available to them at the time of their examinations.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets or liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The determination of current and deferred taxes is based on complex analyses of many factors including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis assets and liabilities (temporary differences), estimates of amounts due or owed such as the reversals of temporary differences, and current financial accounting standards. Actual results could differ significantly from the estimates and interpretations used in determining current and deferred taxes.

Financial Condition

The following discussion focuses on significant changes in the financial condition during the year ended December 31, 2005 and 2004. Since the Bank did not open for business until April 5, 2004, comparison of 2004 amounts to prior periods would not be meaningful and comparison to 2005 has limited usefulness.

Key changes in the consolidated balance sheet at December 31, 2005 and 2004 are presented below.

Total Assets. Total assets at December 31, 2005 were $127.9 million, an increase of $61.7 million or 93% from the December 31, 2004 balance of $66.2 million. The increase is principally attributable to an increase of $54.4 million in gross loans and an increase in liquid assets (cash, federal funds sold, interest bearing deposits, and investments) of $6.9 million. The increase in liquid assets from the prior year-end results from a $4.6 million increase in federal funds sold. The overall growth in 2005 and 2004 exceeded management's growth objectives.

Total Loans. Our primary focus is to maximize earnings through lending activities. Any excess funds are invested according to our investment policy. Total loans at December 31, 2005 were $106.8 million, an increase of $54.4 million or 104% for the year. Real estate loans are the primary loan category and represented 91.8 % of total loans outstanding at December 31, 2005.

Total Deposits. Total deposits at December 31, 2005 were $113.0 million, an increase of $60.3 million or 114% from the December 31, 2004 balance of $52.7 million. These funds have been used to fund loan growth. The utilization of deposits to fund loan growth enables us to maintain a higher loan to deposit ratio and maintain an adequate liquidity ratio. Our loan-to-deposits ratio was 94.5%and 99.4% at December 31, 2005 and 2004, respectively. The change from the prior year-end is principally attributable to a $4.8 million increase in noninterest bearing demand, a $4.0 million increase in NOW and money market account balances, a $4.2 million increase in savings account balances, and a $47.3 million increase in time deposits.

Total Capital. For the twelve months ending December 31, 2005, the Company's equity capital increased $975,000 from the prior period. The change in equity capital over the twelve month period resulted from an increase of $798,000 in net income, an increase of $20,000 relating to the exercise of stock options, and an increase in Additional Paid in Capital of $191,000 reflecting acceleration of vesting of warrants, offset by a $35,000 increase in unrealized gains on securities available for sale.

Results of Operations, For the Years Ended December 31, 2005 and 2004

Net Interest Income and Earning Assets. Allied Bancshares recorded net income of $798,000 or $.53 per common share for the year ended December 31, 2005. During the first year of operation in 2004, the Company's net loss was $1,248,000 or $.83 per common share. Typically, new banks do not achieve cumulative profitability until the third year of operation. First National Bank of Forsyth County achieved cumulative profitability in February 2006, its 22nd month of operation.

The Company's profitability is determined by its ability to manage effectively interest income and expense, minimize loan and security losses, generate noninterest income, and control operating expenses. Because interest rates are determined by market forces and economic conditions beyond our control, the Bank's ability to generate net interest income depends upon its ability to obtain an adequate net interest spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities. The net yield on average interest-earning assets increased to 4.24% for the year ended December 31, 2005 from 4.23% for the year ended December 31, 2004. The increases in interest rates by the Federal Reserve in 2005 and additional loan volume were matched by increases in funding costs during the year. In 2005, the average yield on interest-earning assets increased to 6.88% from 6.04% in 2004 and the average yield on interest-bearing liabilities increased to 3.18% in 2005 from 2.48% in 2004. The overall change in the interest rate spread from 2004 to 2005 was an increase of 14 basis points. The increase in the net interest spread was due to balance sheet growth being dominated by loan growth, primarily variable rate loans which benefited from Federal Reserve rate increases immediately, while deposits cost increases lagged. Total average interest-earning assets increased by $65.7 million from December 31, 2004 to $92.9 million at December 31, 2005. The growth in loan portfolios was accompanied by competitive pricing.

Net interest income increased by $2,782,000 to $3,936,000 in 2005. The increase reflects the strong growth in loans during 2005. The change in net interest income is primarily the result of the increases in net volume rather than changes in net interest rates.

Other Income. Other income totaled $284,000 in 2005. Of this amount, service charges on deposit accounts represented $72,000, mortgage origination fees represented $134,000 and other service charges and fees $78,000.

Other Expense. Other expense totaled $3,193,000 for the year ended December 31, 2005. Increases in salaries and employee benefits represent the most significant portions of these increases, which increased by $721,000 for the 2005. The number of full-time equivalent employees increased by 6 employee in 2005 to 25 full time employees. In addition to the additional salary expense related to new employees during 2005, incentive compensation increased. Net occupancy and equipment expense increased $154,000 to $407,000 in 2005. Other operating expenses increased by $321,000 for the year ended December 31, 2005 compared to 2004. The increase in other operating expenses in 2005 included increases in supplies, postage and telephone expense of $21,000, loan acquisition costs of $33,000, accounting and auditing fees of $62,000, legal fees of 39,000 and data processing charges of $99,000. Included in total other expense was $191,000 which represented the cost associated with the acceleration of vesting of director warrants.

Income Tax Expense. The income tax benefit was $490,000 on a consolidated basis compared to no tax expense or benefit in 2004. The Company was deemed sustainably profitable in 2005 and was able to recognize the tax benefit from deferred taxes from the inception of the Company's operation.

Net Income. Net income was $798,000 for 2005 compared to a loss of $1,248,000 in 2004. The bank became profitable in 2005 because it achieved a sufficient amount of earning assets to cover and exceed operating expenses of a de novo bank. The improvement in net income was due to the volume of earning assets adding during the year and the realization of deferred tax benefits.

Asset Quality. The provision for loan losses was $720,000 during 2005 compared to $655,000 in 2004. The bank's policy is to provide an allowance for loan loss equal to 1.29% of loans outstanding. The increase in the provision was due to loan growth. The provision for loan losses is the charge to operations which management believes is necessary to fund the allowance for loan losses. This provision is based on management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Management's evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses, and may require us to make additions to the allowance based on their judgment about information available to them at the time of their examinations. See also our discussion of the loan loss allowance in the "Critical Accounting Policies" section included in this report.

The following table presents details of the provision for loan losses. We have no loans on non-accrual and no loans are past due with regard to payment of interest and principal.

Real estate loans are normally secured by one to four family residences or other real estate with values exceeding the original loan balance, therefore minimizing the risk of loss. Consumer loans, however, may be secured by consumer goods and automobiles or may be unsecured and therefore subject to greater loss in the event of charge-off. During a recession, losses are more likely and the risk of loss is greater in the consumer portfolio. The allowance for loan losses as a percentage of nonperforming loans or charge-offs typically presented by banks is not meaningful for First National Bank of Forsyth County because the bank had no nonperforming loans or charge-offs during 2005 and 2004.

Analysis of the Allowance for Loan Losses

(Dollars in thousands)	Years ended December 31, 2005	2004
Total charge-offs	$ 0	0
Total recoveries	0	0
Net charge-offs (recoveries)	0	0
Total nonaccrual loans	0	0
Loans past due 90 days	0	0
Other real estate	0	0
Provision for loan losses	720,000	655,000
Allowance/Total loans	1.29%	1.25%
Net charge-offs (recoveries)/Average loans	NA%	NA%
Allowance/Nonperforming loans	NA%	NA%

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets which are primarily monetary in nature and which tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its interest rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. Through asset and liability management, we attempt to structure these assets and liabilities and manage the rate sensitivity gap of the bank, thereby seeking to minimize the potential effects of inflation. For information on the management of our interest rate sensitive assets and liabilities, see "Asset/Liability Management" below.

Off-Balance Sheet Arrangements

Our financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business. These off-balance sheet financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are included in the financial statements when funds are distributed or the instruments become payable. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. We use the same credit policies in making such commitments as we do for on-balance sheet instruments. Although these amounts do not necessarily represent future cash requirements, a summary of our commitments as of December 31, 2005 and December 31, 2004 are as follows:

Loan Commitments and Standby Letters of Credit

(Amounts in thousand)	December 31 2005	2004
Commitments to extend credit	$19,308	8,362
Financial standby letters of credit	910	264
Total	$20,218	8,626

Liquidity and Capital Resources

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. We seek to meet liquidity requirements primarily through management of short-term investments, monthly amortizing loans, maturing single payment loans, maturities of securities and prepayments of earning assets. Also, we maintain relationships with correspondent banks which could provide funds on short notice.

Our liquidity and capital resources are monitored on a periodic basis by management and regulatory authorities. At December 31, 2005, our liquidity ratio was 12%. Liquidity is measured by the ratio of net cash, federal funds sold and securities to net deposits and short-term liabilities. In the event the Bank needs to generate additional liquidity, funding plans would be implemented as outlined in the liquidity policy of the Bank. Management reviews liquidity on a periodic basis to monitor and adjust liquidity as necessary. Management has the ability to adjust liquidity by selling securities available for sale, selling participations in loans and accessing available funds through various borrowing arrangements. At December 31, 2005, the Bank had a borrowing capacity totaling approximately $5.5 million through available lines of credit. We believe our short-term investments, available borrowing arrangements and access to brokered deposits are adequate to cover any reasonably anticipated immediate need for funds.

As of December 31, 2005, Allied Bancshares, Inc. and its subsidiary bank were considered to be well-capitalized as defined in the FDICIA and based on regulatory minimum capital requirements. Allied Bancshares, Inc. and First National Bank of Forsyth County capital ratios as of December 31, 2005 are presented in the following table:

Capital Ratios

	Capital Ratios	For Capital Adequacy Purposes	To Be Well Capitalized
Total Capital to Risk Weighted Assets:			
Consolidated company	13.51%	8.00%	N/A
FNB Forsyth County	12.65	8.00	10.00
Tier 1 Capital to Risk Weighted Assets:			
Consolidated company	12.29%	4.00%	N/A
FNB Forsyth County	11.45	4.00	6.00
Tier 1 Capital to Average Assets:			
Consolidated company	12.07%	4.00%	N/A
First National Bank	11.25	4.00	5.00

Management is not aware of any known trends, events or uncertainties, other than those discussed above, that will have or are reasonably likely to have a material effect on our liquidity, capital resources, or operations. Management is also not aware of any current recommendations by the regulatory authorities which, if they were implemented, would have such an effect.

Selected Financial Information and Statistical Data

The tables and schedules on the following pages set forth certain financial information and statistical data with respect to: the distribution of assets, liabilities and stockholders' equity; interest rates and interest differentials; interest rate sensitivity gap ratios; the securities portfolio; the loan portfolio, including types of loans, maturities and sensitivities to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; types of deposits; and the return on equity and assets.

Distribution of Assets, Liabilities and Stockholders' Equity Interest Rates and Interest Differentials

The following table sets forth the amount of our interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest yield/rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets.

Average Balance Sheets, Interest and Rates

	For the Years Ended December 31,					
	2005			2004		
	Average Balance[1]	Interest Income/ Expense	Weighted Average Rate	Average Balance	Interest Income/ Expense	Weighted Average Rate
ASSETS						
Interest earning assets:						
Federal funds sold and interest bearing deposits	$11,473	368	3.21%	3,759	136	3.62%
Investment securities	3,530	126	3.56%	1,814	46	2.54%
Loans (2)(4)	77,896	5,895	7.57%	21,656	1,462	6.75%
Total interest earnings assets	92,899	6,389	6.88%	27,230	1,644	6.04%
Other assets	4,939			6,411		
Total assets	97,383			33,642		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Interest bearing liabilities:						
Deposits:						
Demand	24,285	575	2.37%	7,883	176	2.23%
Time	52,948	1,877	3.55%	11,880	309	2.60%
Other borrowed funds	16	1	3.96%	193	6	3.19%
Total interest bearing liabilities	77,249	2,453	3.18%	19,956	490	2.48%
Other non-interest bearing liabilities	9,116			5,762		
Stockholders' equity (3)	11,473			7,924		
Total liabilities and stockholders' equity	97,838			33,642		
Net interest income		3,936			1,154	
Net interest spread			3.70%			3.56%
Net interest margin			4.24%			4.23%

(1) Average balances were determined using the daily average balances.

(2) Average balances of loans are net of fees and nonaccrual loans.

(3) Average unrealized gains (losses) on securities (all are taxable) available for sale, net of tax, have been included in stockholders' equity at ($17,809) and ($5,969) for 2005 and 2004, respectively.

(4) Interest and fees on loans include $618,369 and $329,107 of loan fee income for the years ended December 31, 2005 and 2004, respectively.

Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume.

Volume, Rate and Mix Analysis

	2005 over 2004 Increase (decrease) due to changes in:			
	Volume	Rate	Mix	Change
Interest earned on:				
Federal funds sold and interest bearing deposits	$ 279,206	(15,572)	(31,952)	231,682
Investment securities	43,612	18,546	17,553	79,692
Loans	3,796,063	176,771	459,056	4,432,889
Total interest income	4,119,881	179,745	444,637	4,744,263
Interest paid on:				
Demand	365,767	10,851	22,577	399,196
Time	1,067,792	112,332	388,345	1,568,469
Other borrowed funds	(5,658)	1,775	(1,184)	(5,067)
Total interest expense	1,427,901	124,958	409,738	1,962,598
Net interest income	$2,691,979	54,787	34,899	2,781,665

Market Risk and Interest Rate Sensitivity

Our asset/liability mix is monitored on a regular basis and a report evaluating the interest rate sensitive assets and interest rate sensitive liabilities is prepared and presented to Bank's board of directors monthly and the Asset and Liability Management Committee of the Bank's board of directors on a quarterly basis for a more in-depth discussion. The objective of this policy is to monitor interest rate sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates.

In addition, certain assets, such as adjustable rate loans, have features (generally referred to as "interest rate caps and floors") which limit the amount of changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position. The Bank currently prices deposits in response to market rates and it is management's intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

At December 31, 2005 our cumulative one year interest rate sensitivity gap ratio was 1.07. This indicates that our interest-earning assets will reprice during this period at a rate faster than our interest-bearing liabilities.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2005, the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities) and the cumulative interest rate sensitivity gap ratio. The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

Maturity/Repricing of Assets and Liabilities

Repricing or maturing amounts in thousands	1 Year or Less	Over 1 Yr. Through 2 Years	Over 2 Yrs. Through 5 Years	Over 5 Years	Total
Interest earning assets:					
Interest bearing deposits in banks & Fed Funds sold	$10,558				10,558
Investment securities (1)				3,911	3,911
Other investments				396	396
Adjustable rate loans	76,248				76,248
Fixed rate loans	12,362	7,669	10,062	451	30,544
Total interest earning assets	99,168	7,669	10,062	4,758	121,657
Interest bearing liabilities					
Interest bearing demand deposits (NOW & MMDA)	20,009				20,009
Savings	4,392				4,392
Time deposits	67,828	3,882	8,645		80,355
Other borrowed funds	--				
Total interest bearing liabilities	92,229	3,882	8,645	--	104,756
Interest rate sensitivity gap	6,939	3,787	1,417	4,758	16,901
Cumulative interest rate sensitivity gap	6,939	10,726	12,143	16,901	
Cumulative interest rate sensitivity gap to total assets	5.43%	8.39%	9.50%	13.23%	

(1)Does not include restricted equity securities, which consist of Federal Home Loan Bank of Atlanta stock and Federal Reserve Bank stock and Alliance Bancshares, Inc. common stock., as such assets are not interest rate sensitive.

Management believes the measurement of interest rate risk using gap analysis is enhanced when used in conjunction with an earnings simulation model. As of December 31, 2005, the Company maintained an asset sensitive interest rate risk position based on its simulation model results. This positioning would be expected to result in an increase in net interest income in a rising rate environment and a decrease in net interest income in a declining rate environment. This is generally due to a greater proportion of interest earning assets repricing on a variable rate basis as compared to variable rate funding sources. This asset sensitivity is indicated by selected results of net interest income simulations. The actual realized change in net interest income would depend on several factors. These factors include, but are not limited to, actual realized growth in asset and liability volumes, as well as the mix experienced over these time horizons. Market conditions and their resulting impact on loan, deposit, and funding pricing would also be a primary determinant in the realized level of net interest income. The table below shows the impact on net interest margins over a twelve-month period when subjected to an immediate 200 basis point increase and decrease in rate.

Twelve Month Net Interest Income Sensitivity

Change in Short-Term Interest Rates (in basis points)	Estimated Change in Net Interest Income
+200	21.5%
Flat	—
-200	(23.5)%

We actively manage the mix of asset and liability maturities to control the effects of changes in the general level of interest rates on net interest income. Except for its effect on the general level of interest rates, inflation does not have a material impact on us due to the rate variability and short-term maturities of our earning assets. In particular, as of December 31, 2005 approximately 71% of the loan portfolio is comprised of loans which have variable rate terms or mature within one year.

Securities Portfolio

Types of Securities

The following table sets forth the carrying value of securities held by the Bank as of the dates indicated:

	December 31,	
	2005	2004
U. S. Treasuries and U. S. government agencies	$2,055,803	3,008,438
Mortgage-backed securities	933,104	
CMO's	922,300	
Equity securities	896,292	860,292
Total	$4,807,499	3,868,730

(1) Equity securities consist of Federal Home Loan Bank of Atlanta stock, Federal Reserve Bank stock and Alliance Bancshares, Inc. common stock. For presentation purposes, the equity securities are not included in the maturity table below because they have no contractual maturity date.

Maturities

The amounts of debt securities as of December 31, 2005 are shown in the following table according to contractual maturities.

	≤One Year	1 to 5 Years	5 to 10 Years	≥10 Years	Total	Weighted Average Yield
U. S. Treasuries and Agencies	$		2,055,803		2,055,803	3.45%
Mortgage backed securities			933,104		933,104	4.34%
CMO's				922,300	922,300	4.55%
Total	$ -	--	2,988,907	922,300	3,911,207	

Yields were computed using coupon interest rates, including discount accretion and premium amortization. The weighted average yield for each maturity range was computed using the carrying value of each security in that range.

Loan Portfolio

Types of Loans

The following table sets forth loans by purpose as of the dates indicated therein:

(Amounts in thousands)	For the Years Ended December 31,			
	2005		2004	
Classification	$	%	$	%
Commercial	4,302	4.0%	4,454	8.5%
Real estate – construction	37,073	34.7%	18,457	35.2%
Real estate – mortgage	60,976	57.1%	27,531	52.5%
Consumer and other	4,442	4.2%	1,982	3.8%
Total	106,793	100.0%	52,424	100.0%
Allowance for loan loss	(1,375)		(655)	
Net loans	105,418		51,769	

Loans are net of deferred loan fees.

Maturities and Sensitivities to Changes in Interest Rates

Total loans as of December 31, 2005 are shown in the following table according to contractual maturity, amounts in thousands.

(Amounts in thousands)	One Year or Less	Over One to Five Years
Commercial, financial & agricultural	$ 2,623	1,678
Real estate - construction	36,019	1,054
Total	$ 38,642	2,732

The following table summarizes loans at December 31, 2005 with the due date after one year for predetermined and floating or adjustable interest rates.

(Dollars in thousands)		Rate Structure for Loans Maturing over One Year		
		Adjustable Rate	Fixed Rate	*Total*
Commercial	$	557	1,121	1,678
Real estate – construction		1,054		1,054
Total	$	1,611	1,121	2,732

Risk Elements

The company has no non-performing loans outstanding at December 31, 2005 and December 31, 2004. The Company has no reduction in interest income from nonaccrual loans under their original terms and no interest income that was recorded on nonaccrual loans.

Management includes nonaccrual loans in its definition of impaired loans as determined by Financial Accounting Standards Board Statement Numbers 114 and 118.

Our policy is to discontinue the accrual of interest income when, in the opinion of management, collection of such interest becomes doubtful. This status is determined when: (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected; and (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which management is aware and which cause management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. In the event of non-performance by the borrower, these loans have collateral pledged which would prevent the recognition of substantial losses.

Summary of Loan Loss Experience

The following table summarizes average loan balances for the periods set forth therein determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off; additions to the allowance which have been charged to expense; and the ratio of net charge-offs during the year to average loans.

(Dollars in thousands)		2005		2004	
Allowance at beginning of year	$	655		-	
Charge-offs		-		-	
Recoveries		-		-	
Net charge offs		-		-	
Provisions charged to earnings		720		655	
Allowance at end of year		1,375		655	
Ratio of net charge offs to average loans		NA		NA	
Ratio of allowance to total loans		1.29	%	1.25	%

The following table sets forth the allowance for loan losses to total allowance for loan losses and the percent of loans to total loans in each of the categories listed at the dates indicated:

Balance at End of Period Applicable to:	2005 Amount	2005 %	2004 Amount	2004 %
Commercial, financial and agricultural	$ 86,158	6.27%	59,616	9.09%
Real estate - mortgage	760,284	55.30%	348,648	53.18%
Real estate - construction	504,061	36.66%	232,059	35.39%
Consumer and other loans	24,411	1.78%	15,335	2.34%
Unallocated	0	0.00%	0	0.00%
Total	$1,374,914	100.00%	655,658	100.00%

The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. Subsequent recoveries are added to the allowance. Management's evaluation of the adequacy of the allowance for loan losses is based on a formal analysis which assesses the risk within the loan portfolio. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the subsidiary banks' allowances for loan losses. Such agencies may require our subsidiary banks to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination. See also our allowance for loan loss discussion in "Critical Accounting Policies."

Our allowance for loan losses was $1,374,914 at December 31, 2005, representing 1.29% of total loans, compared with $655,658 at December 31, 2004, which represented 1.25% of total loans.

Deposits

Average amounts of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand and savings deposits and time deposits, are presented below. Average balances were determined using daily average balances.

	For the Years Ended December 31,			
	2005		2004	
(Amounts in thousands)	$	Rate %	$	Rate %
Non-interest bearing demand	7,256	--	1,771	--
Interest bearing demand	24,285	2.37%	7,831	2.23%
Time	52,948	3.55%	11,879	2.45%
Total	84,489		21,481	

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2005 are shown below by category.

(Dollars in thousands)	Total
Three months or less	$ 11,106
Over three months through six months	19,094
Over six months through twelve months	37,628
Over twelve months	12,527
Total	$ 80,355

Return on Equity and Assets

The following table sets forth rate of return information for the periods indicated.

	2005	2004
Return on assets (1)	82 %	(3.73) %
Return on equity (2)	5.90	(15.75)
Dividend payout ratio (3)	-0-	-0-
Equity to assets ratio (4)	13.813	2.37

(1) Net income divided by average total assets.
(2) Net income divided by average equity.
(3) Dividends declared per share divided by diluted earnings per share.
(4) Average equity divided by average total assets.

Borrowings

We had no borrowings outstanding at December 31, 2005 and 2004.

ALLIED BANCSHARES, INC

Financial Statements

December 31, 2005 and 2004

(with Independent Accountant's Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allied Bancshares, Inc.
Cumming, Georgia

We have audited the consolidated balance sheets of Allied Bancshares, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Bancshares, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Porter Keadle Moore, LLP

Atlanta, Georgia
March 20, 2006

Certified Public Accountants

Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

ALLIED BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2005 and 2004

		2005	2004
Assets			
Cash and due from banks	$	2,113,778	1,490,159
Federal funds sold		10,499,671	5,122,000
Interest-bearing deposits in banks		57,941	56,981
Total cash and cash equivalents		12,671,390	6,669,140
Investment securities		3,911,207	3,008,438
Other investments		896,292	860,292
Total securities		4,807,499	3,868,730
Loans		106,793,143	52,423,821
Less: Allowance for loan losses		(1,374,914)	(655,298)
Net loans		105,418,229	51,768,523
Premises and equipment, net		3,636,780	3,555,887
Accrued interest receivable and other assets		1,330,330	308,256
Total assets	$	127,864,228	66,170,536
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits:			
Noninterest-bearing demand	$	8,264,905	3,436,473
Interest bearing demand		20,009,491	16,048,066
Savings		4,391,814	122,116
Time, $100,000 or more		54,196,335	23,331,451
Other time deposits		26,158,608	9,786,526
Total deposits		113,021,153	52,724,632
Accrued interest payable and other liabilities		558,477	135,953
Total liabilities		113,579,630	52,860,585
Commitments			
Stockholders' equity:			
Common stock, $.10 par value, 10,000,000 shares authorized; 1,502,000 shares issued and outstanding in 2005 and 1,500,000 share issued and outstanding in 2004		150,200	150,000
Additional paid-in capital		14,977,897	14,766,668
Accumulated deficit		(805,851)	(1,604,106)
Accumulated other comprehensive income		(37,648)	(2,611)
Total stockholders' equity		14,284,598	13,309,951
Total liabilities and stockholders' equity	$	127,864,228	66,170,536

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC.

Consolidated Statements of Earnings

For the Years Ended December 31, 2005 and 2004

	2005	2004
Interest income:		
Interest and fees on loans	$ 5,895,042	1,462,153
Interest on deposits in other banks	133,638	92,633
Interest on federal funds sold	234,118	43,441
Interest and dividends on investment securities, taxable	125,823	46,131
Total interest income	6,388,621	1,644,358
Interest expense:		
Interest bearing demand and money market deposits	574,994	175,579
Time deposits	1,877,337	308,507
Other	634	6,150
Total interest expense	2,452,965	490,236
Net interest income	3,935,656	1,154,122
Provision for loan losses	719,616	655,298
Net interest income after provision for loan losses	3,216,040	498,824
Service charges and other fees	284,722	57,318
Other expense:		
Salaries and benefits	1,902,678	1,181,347
Compensation expense-directors warrants	191,429	-
Net occupancy and equipment expense	406,568	252,413
Other operating expenses	692,051	370,808
Total other expense	3,192,726	1,804,568
Earnings (loss) before income taxes	308,036	(1,248,426)
Income tax benefit	490,219	-
Net earnings (loss)	$ 798,255	(1,248,426)
Basic earnings (loss) per share	$ .53	(.83)
Diluted earnings (loss) per share	$ .51	(.83)
Weighted average number of shares	1,500,521	1,500,000

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC.

Consolidated Statements of Changes in Stockholders' Equity

For The Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2003	$ -	10	(355,680)	-	(355,670)
Redemption of organizer's share of stock	-	(10)	-	-	(10)
Sales of common stock, net of offering expenses of $83,332	150,000	14,766,668	-	-	14,916,668
Net loss	-	-	(1,248,426)	-	(1,248,426)
Change in unrealized loss on securities available for sale, net of tax	-	-	-	(2,611)	(2,611)
Balance, December 31, 2004	150,000	14,766,668	(1,604,106)	(2,611)	13,309,951
Net earnings	-	-	798,255	-	798,255
Issuance of common stock from exercise of stock options	200	19,800	-	-	20,000
Acceleration of director warrants	-	191,429	-	-	191,429
Change in unrealized loss on securities available for sale, net of tax	-	-	-	(35,037)	(35,037)
Balance, December 31, 2005	$ 150,200	14,977,897	(805,851)	(37,648)	14,284,598

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC AND SUBSIDIARY

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31, 2005 and 2004

		2005	2004
Net earnings (loss)	$	798,255	(1,248,426)
Other comprehensive loss net of tax:			
Unrealized losses on investment securities available for sale:			
Unrealized losses arising during the period		(56,512)	(4,210)
Income tax benefit related to unrealized losses		21,475	1,599
Other comprehensive loss		(35,037)	(2,611)
Comprehensive income (loss)	$	763,218	(1,251,037)

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net earnings (loss)	$	798,255	(1,248,426)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization		243,762	124,660
Compensation expense for acceleration of director warrants		191,429	-
Deferred taxes		(635,238)	-
Provision for loan loss		719,616	655,298
Increase in interest receivable and other assets		(365,360)	(302,283)
Increase in interest payable and other liabilities		422,524	137,554
Net cash provided by (used in) operating activities		1,374,988	(633,197)
Cash flows from investing activities:			
Proceeds from investment securities called or redeemed		3,078,152	-
Purchases of investment securities		(4,094,151)	(3,074,571)
Purchases of other investments		(36,000)	(860,292)
Net increase in loans		(54,369,322)	(52,423,821)
Purchases of premises and equipment		(267,937)	(3,568,689)
Net cash used in investing activities		(55,689,258)	(59,927,373)
Cash flows from financing activities:			
Net increase in deposits		60,296,521	52,724,632
Issuance of common stock		20,000	-
Line of credit repaid		-	(488,196)
Proceeds from sale of common stock		-	14,999,990
Deferred offering expenses		-	(8,223)
Net cash provided by financing activities		60,316,521	67,228,203
Net change in cash and cash equivalents		6,002,251	6,667,633
Cash and cash equivalents at beginning of the year		6,669,140	1,507
Cash and cash equivalents at end of year	$	12,671,391	6,669,140
Non-cash investing and financing activities:			
Change in unrealized loss on securities available for sale, net of tax	$	(35,027)	(2,611)
Supplemental information:			
Interest paid	$	2,207,970	369,718

See accompanying notes to consolidated financial statements.

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allied Bancsbares, Inc. and its subsidiary bank provide a full range of banking and bank-related services to individuals and corporate customers in the Georgia counties of Forsyth and Hall and surrounding areas. The Company is subject to regulation under the Bank Holding Company Act of 1956. The Bank is primarily regulated by the Office of the Comptroller of the Currency and undergoes periodic examinations by this regulatory agency.

The accounting and reporting policies of Allied Bancshares, Inc. and subsidiary conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a summary of the significant accounting policies.

Basis of Presentation

The consolidated financial statements include the accounts of Allied Bancshares, Inc. (the "Parent Company" or "Company") and it's wholly-owned subsidiary, First National Bank of Forsyth County (the Bank"), collectively known as the Company. All significant inter-company accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the market valuation reserve on investment securities available for sale. Management believes that the allowance for loan losses is adequate and the market valuation reserve is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2005, all securities are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premiums and discounts on all non-callable investment securities are amortized or accreted, respectively, over the life of the related securities as adjustments to the yield. Premium and discount on callable investment securities is amortized or accreted, respectively, to interest income on a straight-line method over the period to the call date of the related investment. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Other Investments

Other investments include Federal Reserve Bank stock, Federal Home Loan Bank stock and stock in a closely held bank holding company, which have no readily determinable fair value and are carried at cost.

Loans

Loans are reported at the gross amount outstanding net of the valuation allowance for loan losses. Interest income is generally recognized over the terms of the loans based on the principal amount outstanding. Loan origination fees and direct origination costs, which are approximately the same on most loans, are recognized at the time the loan is recorded on the books. If the collectability of interest appears doubtful, accrual is discontinued. Accrued interest, which appears doubtful of collection, is reversed against interest income if accrued in the current year or charged to the allowance for loan losses if accrued in prior years. Payments received on non-accrual loans are recorded as a reduction to the loan's balance. Accrual of interest is resumed if management believes a borrower's financial position has improved.

A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance represents an amount that in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on judgments different than those of management.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Costs incurred for maintenance and repairs are expensed currently.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation expense on furniture and equipment is computed over estimated useful lives, which range from three to seven years. The Bank building will be depreciated over its estimated useful life of 40 years.

Organizational Expenses

Start up costs and expenses associated with organizing the Bank such as regulatory application fees, legal and professional fees, and pre-opening salaries have been expensed for financial reporting purposes.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the reliability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Earnings Per Common Share

Earnings (loss) per share has been computed based on the weighted average number of common shares outstanding during the period which totaled 1,500,521 for the year ended December 31, 2005. The basic earnings per share calculation has been adjusted to reflect the impact of dilutive securities in the form of stock options and director warrants. For 2004, the effect of potential common shares outstanding would be anti-dilutive, and therefore is not presented. The basic and dilutive earnings per share for 2005 are as follows:

	Net Earnings	Common Shares	Per Share Amount
Basic earnings per share	$ 798,255	1,500,521	$ .53
Effect of dilutive securities – stock options and warrants	-	56,424	(.02)
Diluted earnings per share	$ 798,255	1,556,945	$ .51

Recent Accounting Pronouncements

Share-Based Payment In December 2004, the Financial Accounting Standards Board revised Statement of Financial Accounting Standard ("SFAS") No. 123 ("SFAS No. 123 (R)"), *Share-Based Payment*, which requires all share-based payments to employees and directors, including grants of employee stock options, to be recognized in the financial statements based on their fair value. Pro forma disclosure will no longer be an alternative to financial statement recognition. For the Company, SFAS No. 123 (R) is effective for periods beginning after January 1, 2006.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is still evaluating the transition provisions allowed by SFAS No. 123 (R) and expects to adopt it in the first quarter of 2006. Management estimates share based compensation expense to approximate $58,000 per year through 2008.

Acceleration of vesting of warrants

On July 20, 2005, the Company approved the acceleration of vesting of all outstanding unvested stock warrants with an exercise price of $10.00 per share previously awarded to its directors under the Company's equity compensation plans. The unvested portion (191,429) of warrants to purchase an aggregate of 287,143 shares of common stock have been accelerated at an exercise price of $10.00 per share. Under the recently issued Financial Accounting Standards Board Statement No. 123R, "Share-Based Payment" ("FAS 123R"), the Company will be required to apply the expense recognition provisions under FAS 123R beginning January 1, 2006. The Company believes that accelerating the vesting of the identified warrants will reduce the Company's compensation charges in subsequent periods. The consolidated statement of earnings includes a charge of $191,429 which represents the difference between the fair value of the Company shares at the acceleration date and exercise price of the unvested warrants.

Stock Option Plan

The Company has a Stock Option Plan, which is described more fully in Note 8. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the years ended December 31, 2005 and 2004.

		Years Ended December 31,	
		2005	2004
Net earnings (loss), as reported	$	798,255	(1,248,426)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards		(558,683)	(69,861)
Proforma net earnings (loss)	$	239,572	(1,318,287)
Compensation expense included in net earnings related to stock based awards	$	191,429	-
Earnings per share:			
Basic, as reported	$	.53	(.83)
Basic, pro forma	$	.16	(.88)
Diluted, as reported	$	.51	NA
Diluted, pro forma	$	.15	NA

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The weighted average fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004
Expected dividends	-0-	-0-
Expected life	7 years	7 years
Expected volatility	15%	15%
Risk free interest rate	3.99%	3.88%

The weighted average fair value of options granted during 2005 is $3.29 and $2.85 for 2004.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

NOTE 2. CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank on deposit with national banks or in cash. At December 31, 2004, the Bank's reserve requirement was approximately $189,000 and no requirement for December 31, 2005. The Bank maintained cash balances that were adequate to meet the requirements.

NOTE 3. INVESTMENT SECURITIES

The Company's investment securities at December 31, 2005 and 2004 consisted entirely of available-for-sale securities are as follows:

		Carrying Value	Gross Unrealized Gain	Gross Unrealized Losses	Market Value
December 31, 2005					
U.S. Government Agency securities	$	2,084,670	-	(28,867)	2,055,803
Mortgage backed securities		951,316	-	(18,212)	933,104
Collateralized mortgage obligations		935,943	-	(13,643)	922,300
Total securities	$	3,971,929	-	(60,722)	3,911,207
December 31, 2004					
U.S. Government Agency securities	$	3,012,648	180	(4,390)	$3,008,438

The amortized cost and estimated market value of investment securities available for sale at December 31, 2005, by contractual maturity, are show below. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized Cost	Market Value
Due from five to ten years	$	2,084,670	2,055,803
Mortgage backed securities		951,316	933,104
Collateralized mortgage obligations		935,943	922,300
	$	3,971,929	3,911,207

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. INVESTMENT SECURITIES, (Continued)

Investment securities with a market value of $2,945,425 at December 31, 2005 were pledged to secure public funds or certain other deposits as required by law. There were no investment securities pledged at December 31, 2004.

Other investments are comprised of the following for the years ended December 31:

	2005	2004
Alliance Bancshares, Inc	$ 499,992	499,992
Federal Reserve Bank	264,900	264,900
Federal Home Loan Bank	131,400	95,400
Total	$ 896,292	860,292

There were no securities in the portfolio as of December 31, 2005 and 2004 that were in a continuous unrealized loss position greater than twelve months. The unrealized losses for less than twelve months on these debt securities as of December 31, 2005 and 2004 arose due to changing interest rates and are considered to be temporary. These unrealized losses are considered temporary because the repayment sources of principal and interest are government backed.

NOTE 4. LOANS

Major classifications of loans at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Commercial, financial and agricultural	$ 4,301,692	4,453,859
Real estate – construction	37,072,896	18,456,569
Real estate – mortgage	60,975,825	27,531,111
Consumer and other	4,442,730	1,982,282
Total gross loans	106,793,143	52,423,821
Less: Allowance for loan losses	(1,374,914)	(655,298)
Net loans	$ 105,418,229	51,768,523

The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of Forsyth and Hall counties in Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market. There were no non-accrual loans and there were no loans that were considered impaired at December 31, 2005 and December 31, 2004.

The Bank provided $719,616 and $655,298 for the years ended December 31, 2005 and December 31, 2004, respectively, to the allowance for loan losses for potential problem loans. No loans have been charged off since the Company began operations. The allowance for loan losses is determined based on risk factors inherent in the portfolio or consistent with banks of the same age and portfolio mix.

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are comprised of the following:

	2005	2004
Land	$ 1,096,319	1,096,319
Building	1,787,919	1,691,330
Furniture and equipment	996,067	830,976
Total	3,880,305	3,618,625
Less: Accumulated depreciation	(243,525)	(62,738)
Net amount	$ 3,636,780	3,555,887

Depreciation expense totaled $187,044 and $62,738 in 2005 and 2004, respectively.

NOTE 6. DEPOSITS

The contractual maturity of time deposits at December 31, 2005 is shown below.

Maturing in:	
2006	$ 67,828,480
2007	3,881,820
2008	3,910,290
2009	1,280,430
2010	3,453,923
Total	$ 80,354,943

For the years ended December 31, 2005 and 2004 the Bank has $33,793,061 and $13,925,093, respectively, in brokered deposits outstanding. Brokered deposits mature through May 31, 2010. The range of interest rates for those brokered deposits is 2.6% to 4.5%. As of December 31, 2005, the Bank had relationships with two deposit brokers who provided the Bank with deposits totaling $19,869,000 and $7,524,000

NOTE 7. INCOME TAXES

Income tax benefit for 2005 is comprised of the following components:

Current payable	$ 145,019
Change in deferred taxes	(299,561)
Utilization of deferred taxes	271,400
Valuation allowance	(607,077)
Tax benefit for 2005	$ (490,219)

The Company had no income tax expense or benefit for the year ended December 31, 2004, as net operating losses were incurred and financial statement deferred tax benefits remained unrecorded as their realization was heavily dependent on future taxable income.

NOTE 7. INCOME TAXES (Continued)

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

		2005
Income taxes computed at federal statutory tax rate	$	104,732
Increase (decrease) resulting from:		
Change in valuation allowance		(607,077)
Other		12,126
Total	$	(490,219)

The following summarizes the components of the net deferred tax asset. The deferred tax asset is included as a component of other assets at December 31, 2005.

		2005	2004
Deferred income tax assets:			
Pre-opening expenses	$	150,530	196,978
Allowance for loan losses		411,400	138,234
Directors warrants		72,743	-
Operating loss carryforwards		465	271,865
Unrealized loses on investment securities available for sale		23,074	1,599
Total gross deferred income tax assets		658,312	608,676
Less: Valuation allowance		-	(607,077)
Deferred income tax asset	$	658,312	1,599

NOTE 8. STOCK OPTION PLAN

On August 18, 2004, the Board of Directors of the Company approved the 2004 Stock Option Plan, which allows for common stock options to be granted to eligible officers and employees. Stock options granted under this plan are qualified incentive stock options and will not exceed 200,000. Options become exercisable as determined by the Board of Directors at the time of grant. For options granted during 2004, the options granted become vested and exercisable in annual increments of 20% of the total shares beginning December 31, 2004 through December 31, 2008. For those options granted in 2005, the options became vested and exercisable in annual increments of 20% of the total shares at the anniversary date of the grant date. Options granted under the plan expire after ten years. The exercise price for the options granted will be no less than the market price on the day the option is granted, as determined by the Board of Directors. Options granted under the 2004 Stock Option Plan total 134,000 shares with exercise prices ranging from $10 - $14 per share at December 31, 2005 and represent all of the stock options issued to date. During 2005, 2,000 stock options have been exercised.

In connection with the Company's formation and initial offering, the Company issued 287,143 warrants to purchase its common stock to the organizers. The warrants allow each holder to purchase one additional share of common stock at $10 per share. As noted in footnote 1, the Board of Directors approved the acceleration of all warrants.

NOTE 8. STOCK OPTION PLAN (Continued)

A summary status of the Company's Stock Option Plan as of December 31, 2005 and 2004, and changes during the years ending on those dates is as follows:

	2005			2004		
	Option Shares		Weighted Average Option Price Per Share	Option Shares		Weighted Average Option Price Per Share
Outstanding, beginning of year	110,000	$	10.00	-	$	-
Granted during the year	24,000	$	11.38	110,000	$	10.00
Exercised during the year	(2,000)	$	10.00	-	$	-
Outstanding, end of year	132,000	$	10.25	110,000	$	10.00
Number of shares exercisable	42,000			22,000		

Information pertaining to options outstanding at December 31, 2005 is a follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10.00 - $14.00	132,000	8	$10.25	42,000	$10.00

NOTE 9. RELATED PARTY TRANSACTIONS

The Bank conducts transactions with directors and executive officers, including companies in which they have a beneficial interest, in the normal course of business. It is the Bank's policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons. The following is a summary of related party loans for 2005:

The aggregated amounts of deposits of directors and executive officers and their related interests amounted to approximately $768,391 and $1,701,677 at December 31, 2005 and 2004, respectively.

Loan advances to and repayments from directors and their related interests during 2005 are shown in the table below:

Balance, beginning of year	$	541,335
New loans		714,060
Loan repayments		(569,635)
Balance, end of year	$	685,760

NOTE 10. STOCKHOLDERS' EQUITY

The Company and the Bank are subject to various capital requirements administered by the regulatory authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance- sheet items as calculated under regulatory accounting practices. The Company's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following tables) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). As of December 31, 2005, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category. To be considered well capitalized and adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Company must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the tables. The Company's actual capital amounts and ratios are also presented in the following tables. Capital levels at the Parent Company approximate those of the Bank.

To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. The Bank's capital ratios at December 31, 2005 and 2004 are listed below. The Company's stockholders' equity is approximately $1.1 million in excess of the Bank's capital.

Regulatory Capital Ratios

($ in thousands)

	Actual		Adequately Capitalized Requirement		Well Capitalized Requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:						
Tier 1 Capital to Average Assets	$14,568	11.3%	4,699	4.0%	5,864	5.0%
Tier 1 Capital to Risk Weighted Assets	13,193	11.5%	4,607	4.0%	6,911	6.0%
Total Capital to Risk weighted Assets	13,193	12.7%	9,215	8.0%	11,518	10.0%
As of December 31, 2004:						
Tier 1 Capital to Average Assets	9,026	14.6%	2,466	4.0%	3,083	5.0%
Tier 1 Capital to Risk Weighted Assets	9,026	15.5%	2,331	4.0%	3,496	6.0%
Total Capital to Risk weighted Assets	9,681	16.6%	4,662	8.0%	5,827	10.0%

Management believes, as of December 31, 2005, that the Company and the Bank meet all capital requirements to which they are subject.

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. The Bank is currently not allowed to pay dividends to the Company until it becomes cumulatively profitable.

NOTE 11. OFF BALANCE-SHEET FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2005 and 2004, commitments to extend credit totaled $19,308,000 and $8,362,000, respectively. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Residential and other real properties, automobiles, savings deposits, accounts receivable, inventory and equipment primarily collateralize the Bank's loans. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2005 and 2004, commitments under letters of credit aggregated $910,160 and $264,500, respectively. In 2005 and 2004; the Bank was not required to perform on any letters of credit.

The Company has line of credit agreements with two financial institutions to borrow up to $5.5 million with interest rates indexed to the federal funds purchased rate. These lines of credit are unsecured and allow borrowings for no more than 14 consecutive days. The agreements are renewable each year. There were no borrowings outstanding under these agreements as of December 31, 2005 or December 31, 2004.

NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment Securities - Fair values for investment securities are based on quoted market prices.

Loans - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS, (Continued)

Other Investments - The carrying value of other investments is estimated to approximate fair value.

Deposits - The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit - Off-balance sheet financial instruments (commitments to extend credit and stand-by letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and the fair value associated with these instruments are immaterial.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2005 are as follows:

Fair Value of Financial Instruments

($ in thousands)

	December 31, 2005	
	Carrying Value	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 12,671	12,671
Investment securities	3,911	3,911
Other investments	896	896
Loans	105,418	105,117
Financial liabilities:		
Deposits	113,021	110,517

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. CONDENSED FINANCIAL INFORMATION OF ALLIED BANCSHARES, INC.

CONDENSED BALANCE SHEETS

(Parent Only)

	2005	2004
Assets		
Cash and due from banks	$ 330,506	3,786,472
Investment in subsidiary	13,155,542	9,023,487
Other investment	499,992	499,992
Other assets	298,558	-
Total assets	$ 14,284,598	13,309,951
Stockholders' Equity		
Stockholders' equity:		
Common stock, $.10 par value, 10,000,000 shares authorized; 1,502,000 shares issued and outstanding in 2005 and 1,500,000 share issued and outstanding in 2004.	150,200	150,000
Additional paid-in capital	14,977,897	14,766,668
Accumulated deficit	(805,851)	(1,604,106)
Accumulated other comprehensive income	(37,648)	(2,611)
Stockholders' equity	$ 14,284,598	13,309,951

CONDENSED STATEMENT OF OPERATIONS

(Parent Only)

	2005	2004
Interest income	$ -	18,258
Other expense:		
Interest expense	-	6,045
Salaries and benefits	191,429	179,709
Net occupancy and equipment expense	-	34,140
Other operating expenses	75,966	72,887
Total other expense	267,395	292,781
Loss before income tax benefit and equity in undistributed earnings (loss) of subsidiary	(267,395)	(274,523)
Income tax benefit	298,558	-
Equity in undistributed earnings (loss) of subsidiary	767,092	(973,903)
Net earnings (loss)	$ 798,255	(1,248,426)

ALLIED BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. CONDENSED FINANCIAL INFORMATION OF ALLIED BANCSHARES, INC. (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Parent Only)

		2005	2004
Cash flows from operating activities:			
Net earnings (loss)	$	798,255	(1,248,426)
Adjustments to reconcile net loss to net cash used in operating activities:			
Compensation expense for acceleration of director warrants		191,429	-
Equity in undistributed (earnings) loss of Bank		(767,092)	973,903
Changes in deferred tax asset		(223,373)	-
Change in other assets		(75,185)	55,909
Net cash used in operating activities		(75,966)	(218,614)
Cash flows from investing activities:			
Capital infusion into the Bank		(3,400,000)	(10,000,000)
Purchases of other investments		-	(499,992)
Net cash used in investing activities		(3,400,000)	(10,499,992)
Cash flows from financing activities:			
Change in line of credit		-	(488,196)
Proceeds from sale of common stock		-	15,000,000
Deferred offering expenses		-	(8,223)
Redemption of organizing share of stock		-	(10)
Exercise of stock options		20,000	-
Net cash provided by financing activities		20,000	14,503,571
Net change in cash and cash equivalents		(3,455,966)	3,784,965
Cash and cash equivalents at beginning of the year		3,786,472	1,507
Cash and cash equivalents at end of year	$	330,506	3,786,472

NOTE 14. OTHER COMMITMENTS AND OBLIGATIONS

The Company entered into employment agreements with its President & Chief Executive Officer, Chief Financial Officer, and Chief Lending Officer. These agreements have terms of five years, provide for a base salary, incentive bonuses, and other perquisites commensurate with their employment.

The Bank is currently operating in a leased facility for the Gainesville, Georgia branch. Monthly rent related to this lease is $5,971. The lease expires on February 29, 2007. Total rent expense for the year ended December 31, 2005 was $76,622. Annual lease payments related to the leased facility is $71,652

NOTE 15. MISCELLANEOUS OPERATING INCOME AND EXPENSES

Significant components of other operating income and expense included in the consolidated statements of earnings in excess of 1% of interest and other income for the years ended December 31, 2005 and 2004 are as follows:

		2005	2004
Other operating income			
Secondary market mortgage origination fees	$	133,567	38,416
Other operating expenses			
Professional fees		162,238	121,117
Data processing fees		154,566	55,647

1700 Market Place Boulevard • Cumming Georgia 30041 • 770-888-0063 • Fax 770-888-0903